United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Vale announces Nomination Committee

Rio de Janeiro, July 22nd, 2020 - Vale SA (“Vale”) informs that, on the present date, the Board of Directors has decided to create and establish the Nomination Committee, another important step towards Vale's corporate governance evolution, in which a specific body will directly assist the Board of Directors, proposing improvements related to the structure, size and composition of the Board, in addition to recommending the skills, profiles and potential nominees for the Board, so that Vale continues to benefit from the plurality of arguments and a decision-making process with quality and care, in compliance with laws, ethics and best corporate governance practices.

The Nomination Committee will be comprised of three members, observing the following rules: (i) the majority of the members must be independent and must not be part of the Board of Directors and other corporate bodies; (ii) one of the members must necessarily be the Chairman of Vale’s Board of Directors; (iii) all must have proven experience and technical capacity to the matters under the responsibility of the Committee; and (iv) the coordinator will be chosen by Vale's Board of Directors among the independent and external members.

The members appointed to form the Nomination Committee, jointly with Vale's current Chairman of the Board of Directors, were:

Pedro Parente – external, independent member and coordinator of the Nomination Committee. Mr Parente holds a degree in electrical engineering from Universidade de Brasília (UnB) and has experience in corporate governance and crisis management, acquired over the years he served as C-level at large corporations. In his career, he worked at Banco do Brasil, Central Bank, as well as, an external consultant of the International Monetary Fund (IMF). Between 1999 and 2003, Mr Parente held positions of Chief of Staff, then Minister of Planning and Minister of Energy and Mining. In the private sector, he served as Vice-President of Grupo RBS from 2003 to 2009, CEO of Bunge Brasil from 2010 to 2014 and CEO of Petrobras between 2016 and 2018. The executive has a broad experience as member of the Boards of Directors in private and state-owned companies, among which Petrobras SA, CPFL Energia SA, B3 SA and BRF SA, in the latter he was elected CEO (2018) and he is currently Chairman of its Board of Directors.

Alexandre Gonçalves Silva – external and independent member of the Nomination Committee. Mr Silva holds a degree in mechanical engineering from the Pontifícia Universidade Católica (PUC/RJ) and has a solid background in composition and assessments of Boards of Directors, as he was directly responsible for these activities as Chairman, especially for companies with non-controlling shareholders (corporation). In his 40-year career, he held executive positions in several areas, such as the CEO of General Eletric in Brazil from 2001 to 2007. Mr Silva is Chairman of the Board of Directors of Embraer and an independent board member of Votorantim Cimentos, Nitroquímica, Iochpe-Maxion and Ultrapar, where he also serves on the People Committee. Mr. Silva is also a board member of the American Chamber of Commerce.

The creation of the Nomination Committee was a commitment made by Vale in its 2020 Proxy Statement and is part of the transition that the Company is going through, with the current Shareholders' Agreement expiring in November 2020 without renewal. The Board of Directors is conducting this transition in an orderly and balanced way, promoting evolution of Vale’s governance practices, to adapt it to the new requirements of the Novo Mercado regulation, heightened investor demands and best corporate governance practices.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 22, 2020		Director of Investor Relations